SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NEWLINK GENETICS CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651511 107

(CUSIP Number)

STINE SEED FARM, INC.

22555 LAREDO TRAIL, ADEL, IOWA  50003

ATTN:  JERALD L. REICHLING

515-677-2605

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 651511 107

1.	Name of Reporting Persons Stine Seed Farm, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Iowa, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,197,245

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,197,245

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,245

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 30.1%

14.	Type of Reporting Person (See Instructions) CO (1)

(1)   This percentage is calculated based upon 20,582,002 shares of the Issuer’s common stock outstanding as of June 30, 2011, as reported in the Issuer’s Registration Statement on Form S-1 filed pursuant to Rule 424(b)(4) (No. 333-171300), filed with the Securities and Exchange Commission on November 14, 2011.

Item 1.        Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $0.01 par value per share (“Common Stock”) of NewLink Genetics Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2503 South Loop Drive, Ames, Iowa 50010.

Item 2.        Identity and Background.

(a)-(c)  This Schedule 13D is being filed by Stine Seed Farm, Inc., an Iowa corporation (the “Reporting Person”), which has its principal place of business at 22555 Laredo Trail, Adel, Iowa 50003.  Stine Seed Farm, Inc. is the nation’s largest independent seed company focused on developing and marketing the world’s best-performing corn and soybean seed.

(d)   During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers identified on Schedule A to this Schedule 13D, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)   During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers identified on Schedule A to this Schedule 13D, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)    The Reporting Person is an Iowa corporation.  All of the directors and executive officers of the Reporting Person required to be listed in Schedule A are United States citizens.

Item 3.        Source and Amount of Funds or Other Consideration.

On November 16, 2011, the Reporting Person acquired 2,142,857 shares of Common Stock sold in the Issuer’s initial public offering of shares of its Common Stock at a purchase price of $7.00 per share.  The funds used by the Reporting Person to acquire the shares described herein were from the Reporting Person’s working capital.  As of the date hereof, the total number of shares of Common Stock of the Issuer held by the Reporting Person is 6,197,245 shares.

Item 4.        Purpose of Transaction.

The Reporting Person purchased the Issuer’s Common Stock for investment purposes.  Neither the Reporting Person, nor any of the directors and executive officers identified on Schedule A to this Schedule 13D, have any plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.  The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.        Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person filing this Schedule 13D is provided as of November 16, 2011:

(a)   The Reporting Person beneficially owns 6,197,245 shares of the Common Stock of the Issuer, or approximately 30.1% of the Issuer’s outstanding Common Stock.

(b)   The Reporting Person has sole power to vote and dispose of the securities of the Issuer held by it.

(c)   The Reporting Person has not effected any other transactions in the Issuer’s Common Stock within past sixty days, except as provided herein.

(d)   Not applicable.

(e)   Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.        Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2011	STINE SEED FARM, INC.

	By:	/s/ Jerald L. Reichling
Jerald L. Reichling
Chief Financial Officer

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of the Reporting Person. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

Name	Position	Present Principal Occupation or Employment and Business Address.
Harry H. Stine	Director, President, Secretary	Stine Seed Farm, Inc. 22555 Laredo Trail Adel, IA 50003
Fred A. Eby	Director	Stine Seed Farm, Inc. 22555 Laredo Trail Adel, IA 50003
Terry L. Snyder	Director	Stine Seed Farm, Inc. 22555 Laredo Trail Adel, IA 50003
Myron E. Stine	Director, Vice President	Stine Seed Farm, Inc. 22555 Laredo Trail Adel, IA 50003
Joseph B. Saluri	Chief Legal Officer	Stine Seed Farm, Inc. 22555 Laredo Trail Adel, IA 50003
Jerald L. Reichling	Chief Financial Officer	Stine Seed Farm, Inc. 22555 Laredo Trail Adel, IA 50003